                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                              ------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)


                        MULTI-BENEFIT REALTY FUND '87-1
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                 CLASS A UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)


                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                                   LOS ANGELES, CALIFORNIA  90071
                                 (213) 687-5000

                              ------------------

                           CALCULATION OF FILING FEE


-------------------------------------------------------------------------------
Transaction Valuation*  $1,888,078                Amount of Filing Fee: $377.62
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 30,598.53 Class A units of limited partnership interest of the subject partnership for $62 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:                     Filing Parties:


Form or Registration No.:                   Date Filed:




                         (Continued on following pages)



                               Page 1 of 11 Pages

                                                             Page 2 of 11 Pages

CUSIP No.  NONE                 14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  INSIGNIA PROPERTIES, L.P.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,573

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                           [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  29.7%

10.      TYPE OF REPORTING PERSON

                  PN

                                                             Page 3 of 11 Pages

CUSIP No.   NONE               14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)    [ ]
                                                                    (b)    [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(e) OR 2(f)                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,573

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                            [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  29.7%

10.      TYPE OF REPORTING PERSON

                  CO

                                                             Page 4 of 11 Pages

CUSIP No.  NONE               14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [ ]
                                                                       (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,573

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  29.7%

10.      TYPE OF REPORTING PERSON

                  CO

                 SCHEDULE 14D-1/AMENDMENT NO. 4 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) the initial
Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase Class A units of limited partnership interest ("Units") of Multi-Benefit Realty Fund (the "Partnership"); and (b) Amendment No. 4 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on March 11, 1998, by Madison River Properties, L.L.C. ("Madison River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on September 23, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on October 26, 1998, by Madison River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), and (iii) Amendment No. 3, filed with the Commission on January 22, 1999, by Cooper River, Madison River, IPLP, IPT, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, Madison River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(1)      SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is Multi-Benefit Realty Fund '87-1, a California limited partnership. The address of the Partnership's principal executive offices is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                  (b) This Statement relates to an offer by AIMCO OP to purchase up to 30,598.53 of the 96,284 outstanding Class A units of limited partnership interest (the "Units") of the Partnership at a purchase price per Unit, net to the seller, of $62 in cash (less the amount of any distributions paid by the Partnership on and after May 19, 1999), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated May 19, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

                  (c) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Prices on Secondary Market" is incorporated herein by reference.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(d), (g) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 4 to the Schedule 13D, by Cooper River Properties, L.L.C., a Delaware limited liability company, Madison River Properties, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investment and Management Company, a Maryland corporation. The sole general partner of AIMCO OP is AIMCO-GP. AIMCO-GP is a wholly owned subsidiary of AIMCO. On February 26, 1999, IPT was merged into AIMCO, and AIMCO contributed IPT's interest in IPLP to AIMCO's wholly owned subsidiary, AIMCO/IPT. AIMCO/IPT also replaced IPT as the sole general partner of IPLP. Cooper River and Madison River are wholly owned by IPLP. The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The information set forth in the Offer to Purchase under "The Offer -- Section 8. Information Concerning Us and Certain


                               Page 5 of 11 Pages
of Our Affiliates" is incorporated herein by reference. The executive officers and directors of AIMCO and AIMCO-GP are listed on Annex I to the Offer to Purchase ("Annex I"), which is incorporated herein by reference.

                  (e)-(f) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3)      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
         COMPANY.

                  (a)-(b) The information set forth in Part III of the Partnership's Form 10-KSB for the year ended December 31, 1998, and the financial statements and notes thereto included therein, and the information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- General," "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers," "The Offer - Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer -Section
13. Certain Information Concerning Your Partnership -- Distributions" and "The Offer -Section 13. Certain Information Concerning Your Partnership -- Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

(4)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(c) The information set forth in the Offer to Purchase under "The Offer -- Section 15. Source of Funds" is incorporated herein by reference.

(5)      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

                  (a)-(g) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer," "The Offer -- Section 12. Future Plans of the Purchaser" and "The Offer -- Section
7. Effects of the Offer" is incorporated herein by reference.

(6)      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)-(b) Cooper River directly owns 5,183 Units, Madison River directly owns 21,457 Units and IPLP directly owns 5,183 Units (for an aggregate of 28,573 Units), representing 5.4%, 22.3%, and 2.0%, respectively, or a total of 29.7% of the outstanding Units based on the 96,284 Units outstanding at December 31, 1998.

                  IPLP, AIMCO/IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River and Madison River by reason of each of their relationship with Cooper River and Madison River. AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. Madison River and Cooper River are wholly owned subsidiaries of IPLP, and AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,183 Units directly owned by it;
(ii) Madison River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 21,457 Units directly owned by it; (iii) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the



                               Page 6 of 11 Pages
disposition of the 1,933 Units owned by it, the 5,183 Units directly owned by Cooper River and the 21,457 Units directly owned by Madison River; (iv) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,133 Units directly owned by Cooper River, the 21,457 Units directly owned by Madison River, and the 1,933 Units directly owned by IPLP; and (v) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,183 Units directly owned by Cooper River, the 1,933 Units directly owned by IPLP, and the 21,457 Units directly owned by Madison River.

(7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(8)      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in the Offer to Purchase under "The Offer -- Fees and Expenses" is incorporated herein by reference.

(9)      FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, are incorporated herein by reference. Such report may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

(10)     ADDITIONAL INFORMATION.

                  (a) Not applicable.

                  (b)-(d) The information set forth in the Offer to Purchase under "The Offer -- Section 18. Certain Legal Matters" is incorporated herein by reference.

                  (e) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Certain Litigation" is incorporated herein by reference

                  (f) The Offer to Purchase is hereby incorporated by reference.

(11)     MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)   Offer to Purchase, dated May 19, 1999.

                  (a)(2)   Letter of Transmittal and related Instructions.

                  (a)(3) Letter, dated May 19, 1999, from AIMCO OP to the Limited Partners of the Partnership.

                  (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

                  (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages



                               Page 7 of 11 Pages
                           thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.

                  (z)(1) Agreement of Joint Filing, dated May 19, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Madison River and Cooper River.



                               Page 8 of 11 Pages

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 1999
                                   COOPER RIVER PROPERTIES, L.L.C.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   MADISON RIVER PROPERTIES, L.L.C.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO/IPT, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   INSIGNIA PROPERTIES, L.P.

                                   By: AIMCO/IPT, INC.
                                       (General Partner)

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                       (General Partner)

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President



                               Page 9 of 11 Pages

                                 EXHIBIT INDEX


EXHIBIT
  NO.          DESCRIPTION
-------        -----------

  (a)(1)       Offer to Purchase, dated May 19, 1999.

  (a)(2)       Letter of Transmittal and related Instructions.

  (a)(3)       Letter, dated May 19, 1999, from AIMCO OP to the
               Limited Partners of the Partnership.

  (b)          Amended and Restated Credit Agreement (Unsecured
               Revolver-to-Term Facility), dated as of October 1,
               1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit
               10.1 to AIMCO's Current Report on Form 8-K, dated
               October l, 1998, is incorporated herein by this reference).

  (b)(2)       First Amendment to Credit Agreement, dated as of
               November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association
               (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

  (c)          Not applicable.

  (d)          Not applicable.

  (e)          Not applicable.

  (f)          Not applicable.

  (z)(1)       Agreement of Joint Filing, dated May 19, 1999, among
               AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Madison
               River and Cooper River.



                              Page 10 of 11 Pages